UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CITADEL BROADCASTING CORPORATION

(Names of Applicant)

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Amended and Restated Convertible Subordinated Notes due 2011	$275,000,000

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:	With a copy to:
Jacquelyn J. Orr General Counsel & Vice President Citadel Broadcasting Corporation City Center West, Suite 400 7201 West Lake Mead Blvd. Las Vegas, Nevada 89128 (702) 804-5200	Boris Dolgonos, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

GENERAL

1. GENERAL INFORMATION.

(a) Form of organization:

Applicant	Form of Organization
Citadel Broadcasting Corporation	Corporation
(the “Company”)

(b) State or other sovereign power under which organized:

The Company is organized under the laws of the State of Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE.

On or promptly after the effective date of this Application for Qualification on Form T-3 (the “Application”), the Company intends to exchange (the “Exchange”) any and all of its Amended and Restated Convertible Subordinated Notes due 2011 (the “Notes”) for the Company’s outstanding 1.875% Convertible Subordinated Notes due 2011 (the “Existing Notes”). If the Exchange is completed, the Notes will be issued under and governed by the indenture (the “Indenture”) to be qualified under this Application. For more detailed information regarding the Indenture, please see Item 8 of this Application.

As the Notes are to be exchanged by the Company with existing noteholders exclusively and solely for Existing Notes, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for payments by the Company of the fees and expenses of its legal advisors and Wilmington Trust Company, the trustee under the Indenture (the “Trustee”). No holder of Existing Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange.

AFFILIATIONS

3. AFFILIATES.

For purposes of this Application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed to be affiliates of the Company.

MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS.

(a) The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this application. The mailing address for each of the individuals listed in the following tables is City Center West, Suite 400, 7201 West Lake Mead Blvd., Las Vegas, Nevada 89128.

Name	Office
Farid Suleman	Director, Chairman and Chief Executive Officer
J. Anthony Forstmann	Director
Theodore J. Forstmann	Director
Michael A. Miles	Director
Michael J. Regan	Director
Thomas Reifenheiser	Director

Charles P. Rose, Jr.	Director
Herbert J. Siegel	Director
Wayne T. Smith	Director
Judith A. Ellis	Chief Operating Officer
Jacquelyn J. Orr	Vice President, General Counsel and Secretary
Patricia Stratford	Senior Vice President – Finance and Administration and Assistant Secretary
Randy L. Taylor	Senior Vice President, Chief Financial Officer

5. PRINCIPAL OWNERS OF VOTING SECURITIES.

(a) The following tables set forth, based on publicly available information and any other information available to the Company, as of April 30, 2008, certain information regarding each person that owns 10 percent or more of the Company’s voting securities as of the date of this application:

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Forstmann Little & Co. Equity Partnership-VI, L.P.(1)	Common Stock	34,484,608	13.08%
Theodore J. Forstmann(1)	Common Stock	76,277,703	28.92%

(1)	The general partner of Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership (“Equity-VI”), and Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership (“Equity-VII”) (which owns 4.19% of the Company’s voting securities or 11,064,880 shares), is FLC XXXII Partnership, L.P., a New York limited partnership (“FLC XXXII”). The general partners of FLC XXXII are Theodore J. Forstmann, Winston W. Hutchins and Chris Davis. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership (“MBO-VII”) (which owns 8.21% of the Company’s voting securities or 21,662,812 shares), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership (“MBO-VIII”) (which owns 3.44% of the Company’s voting securities or 9,065,403 shares), is FLC XXXIII Partnership, L.P., a New York limited partnership (“FLC XXXIII”). The general partners of FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins and Chris Davis. Accordingly, each of the individuals named above, other than Ms. Davis for the reasons described below, may be deemed the beneficial owners of shares owned by Equity-VI, Equity-VII, MBO-VII and MBO-VIII and, for purposes of this table, beneficial ownership is included. Ms. Davis does not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of the Company held by Equity-VI, Equity-VII, MBO-VII or MBO-VIII; and, accordingly, Ms. Davis is not deemed to be a beneficial owner of these shares. Messrs. Theodore J. Forstmann and J. Anthony Forstmann are brothers. Mr. Miles is a member of the Forstmann Little & Co. advisory board and is an investor in certain affiliated partnerships of Forstmann Little & Co., which give him an economic interest in certain portfolio investments, including the Company. Messrs. J. Anthony Forstmann and Michael A. Miles are special limited partners of Forstmann Little & Co. Wayne T. Smith is a limited partner in Equity-VI and Equity-VII, which gives him an economic interest, but no voting or investment power, in the shares of common stock of the Company held by those entities. Accordingly, Mr. Smith is not deemed to be a beneficial owner of these shares except to the extent of any pecuniary interest therein. None of the other limited partners in each of FLC XXXII, FLC XXXIII, Equity-VI, Equity-VII, MBO-VII and MBO-VIII is otherwise affiliated with the Company or Forstmann Little & Co. The address of FLC XXXII, FLC XXXIII, Equity-VI, Equity-VII, MBO-VII and MBO-VIII, and for J. Anthony Forstmann, Theodore J. Forstmann, Winston W. Hutchins, Chris Davis and Michael A. Miles is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

6. UNDERWRITERS.

(a) Within three years prior to the date of the filing of this Application, no person has acted as an underwriter of any securities of the Company that are currently outstanding.

(b) No person will act as principal underwriter of the Notes governed by the Indenture.

CAPITAL SECURITIES

7. CAPITALIZATION.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Company outstanding on April 30, 2008.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	500,000,000 shares	263,736,498 shares
Preferred stock, par value $0.01 per share	200,000,000 shares	0 shares
1.875% Convertible Subordinated Notes due 2011	$330,000,000	$330,000,000

(b) Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for. The Board of Directors also has the authority to issue preferred stock with such voting rights as it may designate. As of the date of this Application, the Company has not issued any preferred stock.

INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. The Notes will be issued under the Indenture which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939. Holders of Notes are encouraged to read the entire Indenture since many provisions that will control the rights of a holder of Notes are not described in this analysis. Capitalized terms defined in the Indenture and used (but not otherwise defined) herein are used herein as so defined.

EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Company or any significant subsidiary of the Company or in the payment when due of certain settlement fees and expenses, all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the respective event of default.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on, any Note or a Default or Event of Default in complying with Section 5.01 of the Indenture, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of Holders. The Trustee shall not be deemed to have knowledge of a Default or an Event of Default other than as described in clauses (1) or (2) of Section 7.01 of the Indenture unless an officer of the Trustee with direct responsibility for the administration of the Indenture has actual knowledge thereof. This is in lieu of the proviso to Section 315(b) of the Trust Indenture Act and such proviso to Section 315(b) of the Trust Indenture Act is hereby expressly excluded from the Indenture and the Notes, as permitted by the Trust Indenture Act.

Each of the following is an event of default:

(1)	a default in the payment of any interest on any Note when the same becomes due and payable and the default continues uncured for a period of 30 days, whether or not such payment is prohibited or restricted by the subordination provisions of the Indenture;

(2)	a default in the payment of (i) principal of or premium, if any, on any Note when the same becomes due and payable, whether at maturity, upon redemption or otherwise, or (ii) the Fundamental Change Purchase Price in respect of any Note when due, in either case whether or not such payment is prohibited by the subordination provisions of the Indenture;

(3)	a default in the performance of any other of the Company’s covenants or agreements in the Indenture and such default continues uncured for a period of 60 days after written notice to the Company by the Trustee or the Holders of at least 25% in principal amount of outstanding Notes;

(4)	failure by the Company to make any payment when due, including any applicable grace period, in respect of the Company’s indebtedness for borrowed money, which payment is in an amount in excess of $20 million;

(5)	a default by the Company with respect to any of its indebtedness for borrowed money, which default results in acceleration of any such indebtedness that is in an amount in excess of $20 million; and

(6)	certain events of bankruptcy, insolvency or reorganization.

AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS.

Two officers of the Company must sign the Notes for the Company, by manual or facsimile signature. If an officer of the Company whose signature is on a Note no longer holds that office at the time such Note is authenticated such Note will be valid nevertheless.

A Note will not be valid until authenticated by the manual or facsimile signature of the Trustee. The signature of the Trustee will be conclusive evidence that a Note has been authenticated in accordance with the terms of the Indenture. The Trustee, upon a written order of the Company signed by two officers of the Company (an “Authentication Order”), must authenticate and deliver Notes for original issue in an aggregate principal amount specified in such order. Such Authentication Order must specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated. The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture is $275,000,000.

The Notes will be issued in the form of one or more fully registered global certificates (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. Except in the limited circumstances, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the Notes because the Notes will be issued in exchange for Existing Notes. Accordingly, no provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the Notes.

RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

The Notes are not secured by any assets of the Company.

SATISFACTION AND DISCHARGE; DEFEASANCE

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”) except for:

(1)	provisions relating to the execution and authentication of Notes and the maintenance the list of Noteholders;

(2)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, interest or premium and the Fundamental Change Purchase Price, if any, on such Notes when such payments are due;

(3)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(4)	the Company’s obligations with respect to compensation, indemnity and replacement of the Trustee; and

(5)	the Trustee’s obligations with respect to the application of money or U.S. Government Obligations held in trust, the repayment of such money or U.S. Government Obligations and the Company’s obligation to indemnify the Trustee and each Noteholder in connection with such U.S. Government Obligations.

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the holders, money or U.S. Government Obligations, in such amounts as will be sufficient to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption; and

(2)	the Company has paid or caused to be paid all sums payable by it under the Indenture.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

The Company must deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate stating that, to such officers’ knowledge, the Company is in compliance with all conditions and covenants under the Indenture. The officers’ certificate must specify any Events of Default known by such officers.

The Company must deliver to the Trustee, forthwith upon any officer becoming aware of any default or event of default, an officers’ certificate specifying such default or event of default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company must furnish to the Trustee, at the request of the Trustee:

•	an officers’ certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

•	an opinion of counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture must include:

•	a statement that the Person making such certificate or opinion has read such covenant or condition;

•	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

•

a statement that, in the opinion of such Person, such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

•	statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

9. OTHER OBLIGORS.

Except for the Company, there are no obligors under the Indenture.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(1) Pages numbered 1 to 8, consecutively.

(2) The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, as trustee, under the Indenture to be qualified (see Exhibit 25.1).

(3) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A.1	Form of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (No. 333-89844)).

Exhibit T3B.1	Form of Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (No. 333-89844)).

Exhibit T3B.2	Amendment No. 1 to the Amended and Restated Bylaws of the Company (incorporated by referent to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 7, 2007).

Exhibit T3C.1	Form of Indenture between Citadel Broadcasting Corporation and Wilmington Trust Company, as trustee, for Amended and Restated Convertible Subordinated Notes due 2011 (included in exhibit T3E.1).

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Offer to Purchase and Exchange, dated May 7, 2008.

Exhibit T3E.2	Form of Letter of Transmittal.

Exhibit T3E.3	Form of Letter to Brokers, Dealers and Commercial Banks.

Exhibit T3E.4	Form of Letter to Clients.

Exhibit T3E.5	Form of Notice of Guaranteed Delivery.

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Wilmington Trust Company as trustee, under the Indenture to be qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Citadel Broadcasting Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Las Vegas and State of Nevada, on the 7th day of May, 2008.

CITADEL BROADCASTING CORPORATION

By:	/s/ Farid Suleman
Name:	Farid Suleman
Title:	Chief Executive Officer

Attest:

/s/ Jacquelyn J. Orr
Name: Jacquelyn J. Orr
Title: Vice President, General Counsel and Secretary